Filed by Vivint Smart Home, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vivint Smart Home, Inc.

Commission File No. 132-02830

Date: September 16, 2019

Vivint Smart Home, Inc. (“Vivint Smart Home”) and Mosaic Acquisition Corp. (“Mosaic”) prepared an investor presentation, which was first used by Mosaic and Vivint Smart Home on September 16, 2019 in presentations to investors in connection with the previously announced merger pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among Mosaic, Maiden Merger Sub, Inc., a wholly owned subsidiary of Mosaic (“Merger Sub”), and Vivint Smart Home pursuant to which Merger Sub will merge with and into Vivint Smart Home, with Vivint Smart Home surviving as the surviving company, on the terms and subject to the conditions set forth in the Merger Agreement. A copy of the investor presentation is set forth below.

C R E A T I N G T H E S M A R T H O M E E X P E R I E N C E I N V E S T O R P R E S E N T A T I O N S E P T E M B E R 1 6 , 2 0 1 9

Disclaimer The recipient of this presentation shall not use it for any purpose other than expressly authorized by Mosaic Acquisition Corp. (“Mosaic”) and Vivint Smart Home, Inc. (“Vivint”). Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of Mosaic and Vivint is prohibited.” This presentation is being made in respect of the proposed merger transaction involving Mosaic and Vivint. Mosaic intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Mosaic, a consent solicitation statement of Vivint and a prospectus of Mosaic, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/consent solicitation statement/prospectus will also be sent to the stockholders of Mosaic and Vivint, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Mosaic and Vivint are urged to carefully read the entire registration statement and proxy statement/consent solicitation statement/ prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Mosaic with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Mosaic may be obtained free of charge from Mosaic at www.mosaicac.com. Alternatively, these documents, when available, can be obtained free of charge from Mosaic upon written request to Mosaic Acquisition Corp., 375 Park Avenue, New York, New York 10152, Attn: Secretary, or by calling (212) 763-0153. Mosaic, Vivint and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mosaic, in favor of the approval of the merger. Information regarding Mosaic’s directors and executive officers is contained in Mosaic’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Information regarding Vivint’s directors and executive officers (who serve in equivalent roles at APX Group Holdings, Inc.) is contained in APX Group Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2018 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2019, and June 30, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/consent solicitation statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Mosaic’s and Vivint’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Mosaic’s Form 10-K for the year ended December 31, 2018 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Mosaic and Vivint believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Mosaic nor Vivint is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Mosaic has filed or will file from time to time with the SEC. In addition to factors previously disclosed in Mosaic’s reports filed with the SEC and those identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Mosaic and Vivint on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to Mosaic’s or Vivint’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; risks of the smart home and security industry, including risks of and publicity surrounding the sales, subscriber origination and retention process; the highly competitive nature of the smart home and security industry and product introductions and promotional activity by competitors; litigation, complaints, product liability claims and/or adverse publicity; cost increases or shortages in smart home and security technology products or components; the introduction of unsuccessful new smart home services; privacy and data protection laws, privacy or data breaches, or the loss of data; the impact of the Vivint Flex Pay plan to Vivint’s business, results of operations, financial condition, regulatory compliance and customer experience; and Vivint Smart Home’s ability to successfully compete in retail sales channels. Any financial projections in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Mosaic’s and Vivint’s control. While all projections are necessarily speculative, Mosaic and Vivint believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this presentation should not be regarded as an indication that Mosaic and Vivint, or their representatives, considered or consider the projections to be a reliable prediction of future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. This presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Mosaic and is not intended to form the basis of an investment decision in Mosaic. All subsequent written and oral forward-looking statements concerning Mosaic and Vivint, the proposed transaction or other matters and attributable to Mosaic and Vivint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Vivint and related marks are registered trademarks or trademark applications of, or are otherwise owned or used by, Vivint, Inc., Vivint’s indirect wholly-owned subsidiary. Any trademarks, trade names or service marks of other companies appearing herein are, to the knowledge, the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the absence of such references does not indicate the registration status of the trademarks, service marks and trade names and is not intended to indicate, in any way, that Mosaic or Vivint will not assert, to the fullest extent under applicable law, the rights or the right of the applicable licensor to such trademarks, service marks and trade names. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, none of Mosaic, Vivint, their respective affiliates, nor their respective directors, officers, employees, members, partners, shareholders or agents makes any representation or warranty with respect to the accuracy of such information. Statement Regarding Non-GAAP Financial Measures This presentation includes Adjusted EBITDA, Covenant Adjusted EBITDA, and Unlevered Free Cash Flow, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). See the Appendix to this presentation for definitions of these non-GAAP measures and reconciliations to the most comparable financial measures calculated in accordance with GAAP. 2

Today’s presenters and leadership Todd Pedersen Alex Dunn Mark Davies Drew McKnight David Maura Vivint Smart Home Vivint Smart Home Vivint Smart Home Fortress Investment Group Mosaic Acquisition Corp. Founder and Chief Executive Officer President Chief Financial Officer Managing Partner Chairman, President and 20+ years with Vivint 13+ years with Vivint 6+ years with Vivint Chief Executive Officer 3

Strong base of committed shareholders with aligned interests, including: Long-standing Commitment to Vivint Long-term Investors History of Operational Expertise Global investment manager with $545 billion1 in Leading, highly diversified global investment manager with Market-leading SPAC structure (no warrants on assets under management, and a 30+ year track approximately $39.2 billion of assets under management2 as Forward Purchase Agreement) record of value creation of March 31, 2019 Manages assets on behalf of over 1,750 institutional clients Executives with extensive public markets Notable history of successfully investing in the and private investors worldwide across a range of credit and experience, with deep bench of marquee technology sector real estate, private equity and permanent capital investment investors (HRG, Spectrum Brands) strategies Highly supportive of management and has Owned by SoftBank Group Efficient capital allocator – management team supported growth since initial investment in 2012 executed on 11 platform M&A transactions New investment of $125 million (aggregate value of $4 billion) and numerous Blackstone and Vivint management rolling in financing related transactions at Spectrum excess of $2.3 billion in equity investment and Brands since 2010 making an additional $100 million equity Global technology investor that aspires to advance the investment Fully committed $150 million through Information Revolution by accelerating the growth of leading Forward Purchase Agreements technology companies with superior business models A representative of the SoftBank Vision Fund will serve as director of the company post close 1. As of June 30, 2019 4 2. Includes $0.7 billion of AUM related to co-managed funds as of March 31, 2019

AGENDA

1 INVESTMENT THESIS

2 COMPANY OVERVIEW

3 GROWTH STRATEGY

4 FINANCIAL SUMMARY

5 TRANSACTION OVERVIEW AND COMPARABLES

APPENDIX

6

I N V E S T M E N T T H E S I S 6

Investment thesis for Vivint Smart Home Proprietary cloud-based software platform delivering premier Smart-Home-as-a-Service Attractive recurring business model Compelling unit economics with Flex Pay Strong subscriber momentum significantly enhancing capital efficiency Subscribers (M) 1.5M 20M+ Large cohort base with $63.35 >3.0x Total Subscribers devices managed in 95%+ $5.7B Increasing AMRU Adjusted LTV / subscribers’ homes Net SAC3 1.6 recurring revenue revenue backlog Strong customer 13% retention with CAGR daily app 1.5B+ 7+ actions 8 year 75% home-related events per user1 Subscription model with strong visibility subscriber lifetime Net Service Margin4 0.7 each day and long-term contracted cash flows IRR 39% Highest app engagement2 22% 2012A 2019E 2016A 2019E Multiple levers for sustained, Differentiated end-to-end model Strong growth and attractive margins at scale Founder-led management team organic growth Find Design Install Manage 20% Revenue ($M) Adj. EBITDA ($M) CAGR North American Proven team with a track record of 14% 23% Smart Home $33 2023E operational excellence, financial CAGR CAGR Market ($B)6 $16 2019E performance, and ongoing technological $623 Patented technology with data-driven, $1,444 innovation and leadership 43% vertically integrated proprietary engine to generate new business $758 Growing existing Expanding product $221 channels and service offerings Management rolling 100% of equity 14 devices+ per home enables complex, yet highly tailored experiences5 29% Potential new Entering adjacent channels markets Continual software improvements 2016A 2021E 2016A 2021E Selling to existing Adj. EBITDA margin customers Note: All data as of June 30, 2019 1. Average actions per admin user for the month of August 2019 4. For the quarter ended June 30, 2019 7 2. App Annie, average Open Rate during the period January – May 2019 5. Average across active subscribers on Vivint Smart Home OS as of June 30, 2019 3. Illustrative Vivint Flex Pay program for non-RIC customers 6. Source: Research on Global Markets – Insights by Netscribes: Global Smart Home Market (2018-2023)

C O M P A N Y O V E R V I E W

C U S T O M E R E X P E R I E N C E V I D E O v i v i n t . c o m / c x v i d e o 9

In the next hour… 84M 98K 36K 31K 33K 101K events processed in live video views from views of home changes to locks and actions performed home state changes to the cloud by the Vivint apps and panels, plus activity history from thermostats via apps, automatically by the Away decided by Smart Home OS1 another 83K views of mobile apps1 panels, and voice1 Vivint Smart Home Vivint Assist, plus over recorded video1 OS / Vivint Assist1 1K automated state changes to Vacation2 D A T A K N O W L E D G E ïµ A C T I O N = 1. Based on the average rate between 6am and 10pm Mountain Time for the 2-week period ending August 30, 2019 10 2. Based on the average rate between 6am and 6pm Mountain Time for the 2-week period ending August 30, 2019

V I V I N T ’ S M I S S I O N Redefine the home experience through intelligently designed cloud-enabled solutions delivered to every home by people who care. 11

Delivering a transformative Smart Home experience requires simply and affordably integrating consumers’ digital and physical worlds Transforming everyday experiences sets a high bar for consumer-facing technology Digital Physical Doing this in mainstream consumers’ Transformative homes requires extensive physical- Smart Home Platform world operational capabilities A stable, profitable business model is critical for long-term viability and Differentiated sustained growth Business Model 12

Vivint is in the early days of a big opportunity

Significant household opportunity in North America



1.5M Current Subscribers[1]

160M U.S. and Canadian households[2]

1% Market Penetration[1]

Conventional market sizing underestimates the home opportunity

North American Smart Home Market (2019E – 2023E)[3]


20% CAGR
$16B
$33B
2019E
2023E

Vivint is built for redefining the home experience


Groceries
Appliances
CPG replenishment
Home warranty
Water management
HVAC service
Short term rentals
Multi-family
Home insurance
International
Home healthcare
Secure delivery
Aging in place
SMART HOME OPERATING SYSTEM

vivint.SmartHome

1. As of June 30, 2019
2. As of December 31, 2018
3. Source: Research and Global Markets – Insights by Netscribes: Global Smart Home Market (2018-2023)

13

Vivint is succeeding at delivering consumers a transformative Smart Home experience







USER EXPERIENCE

Smart Home Operating System that delivers a seamlessly integrated and intuitive experience

Highest app engagement in the connected home industry[1]

7+ daily app actions per user[2]

4.6-star app rating with 74K reviews[3]

GO-TO-MARKET

U.S. and Canada sales, installation and service footprint with coverage of **98% of U.S. zip codes**[4]

~8M consumer conversations by **4,800+ sales reps** per year[5]

Third-party financing of equipment purchases through **Vivint Flex Pay**

SCALE

1.5M subscribers across North America[4] with **308K new subscribers** in Q2'19 LTM 2019

20M+ devices managed on Vivint's platform[4] with an average of **14+ devices** per home[6]

1.5B+ events per day processed in Vivint's cloud-based operating system[4]

$5.7B in backlog revenue from existing subscriber base[4]

1. App Annie, average Open Rate during the period January – May 2019
2. Average actions per admin user for the month of August 2019
3. Average for iOS and Android as of September 2019
4. As of June 30, 2019
5. Based on management's estimate
6. Average across active subscribers on Vivint Smart Home OS as of June 30, 2019

vivint.SmartHome

14

Vivint Flex Pay pricing model gives flexibility to consumers and delivers powerful unit-of-one economics

Devices and services sold separately



$1,500
avg. equipment purchase[1]

0% APR financing available for up to 60 months**
(85% 3rd-party[2])

Service Packages

Smart Home	Cameras	Car Guard
$39.99/MO	$5.00/MO Per Camera	$9.99 1st Car; $4.99 Additional Cars

Subscription agreements are coterminous with equipment financing

Attractive unit economics create long-term value[3]

~$580
annual subscription revenue / subscriber

~8 yr subscriber life	**70%** Net Service Margin
~$3,265 service margin LTV per subscriber	**~$1,090** Net SAC per subscriber
>3.0x Adjusted LTV / Net SAC	**47%** IRR

Flex Pay has transformed Vivint's business

- Flex Pay provides greater subscriber accessibility
- Enables qualified customers to purchase smart home devices with unsecured financing either through:
  - 3rd-party financing partner
  - Vivint
- In most cases at 0% APR

✓ Improved unit economics
✓ Increased contract length
✓ Reduced balance sheet risk
✓ Improved the capital efficiency of the business

vivint.SmartHome

Note: All data as of June 30, 2019
** With approved credit
1. Based on management's estimates
2. Defined as finance partners and FIP
3. Illustrative Vivint Flex Pay program for non-RIC customers

15

Improving unit economics and business model innovation are driving significant enterprise scaling Annual bookings trending at over Net subscriber cost ($) Adj. EBITDA growth and margin expansion ($M) 1.5x of GAAP revenue each year ($B) Adj. EBITDA Revenue Bookings ($B) $1,996 (47%) $1.8 $1,444 $1.7 $1,050 $1,064 Adj. EBITDA CAGR $1.5 30% $623 $281 2016A LTM Q2’19A 2018A 2021E 2017A 2018A 2019E Bookings to GAAP revenue 1.7x 1.6x 1.5x IRR Adjusted EBITDA margin Backlog ($B) 86% of revenue is booked from prior cohorts in 2019E $5.8 +17pts 39% 41% 43% 35% $5.2 22% $4.8 27% 2016A 2019E 2018A 2019E 2020E 2021E 2017A 2018A 2019E 16

Consumers want Do-It-For-Me (DIFM) services 4 4.8 hrs Average installation time for DIY security systems1 VS 76% of the Smart Home market in 2020 expected to be with managed service providers2 Integrating numerous devices that were not designed to work Whole-home automation requires users to write individual together is difficult and often results in an experience that is rules for each and every circumstance complex, inconsistent, and unreliable Vivint’s software within the devices, in the cloud, and in the DIY solutions put a large burden on homeowners to accurately app work together to help mainstream consumers and correctly install and support so many devices themselves seamlessly manage their homes 1. Parks Associates, The Impact of DIY Solutions on the Residential Security Market, July 2018 17 2. ABI Research, World Market 2020 Forecast, excluding Luxury segment

Vivint's model for delivering an end-to-end Smart Home solution

Find



- 98% of U.S. zip codes covered[1]
- In-home, online, and retail
- 4,800+ total sales representatives across all channels[1]
- ~8M consumer conversations per year across all channels[2]

Design



- Consultative sales critical for comprehensive Smart Home
- $47.75 average monthly subscription revenue per subscriber[3]
- Over 14 devices per system[4]

Install



- Professional installation with half done same-day[5]
- 85 tNPS for installation[5]
- Dedicated licensing and permitting department
- 3,000+ installers[1]

Manage



- White-glove support with 81% first-contact resolution rate[5]
- Continual software improvement with regular, recurring updates pushed to devices in homes

Street Genie



Tech Genie



Care Genie



1. As of June 30, 2019
2. Based on management's estimates
3. For new subscribers, as of LTM June 30, 2019
4. Average across active subscribers on Vivint Smart Home OS as of June 30, 2019
5. For the year ended December 31, 2018

vivint.SmartHome

18

Vivint’s consultative sales channels bring Smart Home to the consumer In Home Online New Channels 4,500+ in-home sales representatives1 43% of net new subscribers3 Retail: several pilots underway 8M in-home conversations per year2 28% 4-year CAGR4 Multifamily: 47.2M units in the U.S.5 Additional: homebuilders, CEDIA 1. As of June 30, 2019 2. Based on management’s estimates 19 3. LTM as of June 30, 2019 4. Reflects net new subscriber adds through inside sales from 2014-2018 5. U.S. Census Bureau, Current Population Survey/Housing Vacancy Survey, July 25, 2019

Vivint’s patented technology empowers its Smart Home Pros to design, finance and install a customized system for every consumer Street Genie Tech Genie Care Genie Area and performance Configuration, pricing Schedule management Upgrades (CPQ, loan, Account information and history management and quoting payment) Work order details Smart home system diagnostics Lead distribution Underwriting and loan Integration with smart home Inventory management Support and troubleshooting processing products for system testing Demographics and workflows pre-qualification Payment collection Licensing and and diagnostics compliance Work order scheduling Licensing and compliance Technician dispatch Performance management Device order fulfillment 20

A standalone device strategy is different than a winning Smart Home strategy Standalone Device Smart Home Multiple apps Many devices required to create a smart home DIY install Seamless and intuitive experience in a single app One-time purchase with little or no subscription Hassle-free DIFM installation and maintenance Hardware margin business model Long-term relationship with subscriber Difficult path to smart home High-margin subscription business model AI-driven automation and assistance 21

Vivint’s extensive suite of proprietary Smart Home devices enables comprehensive coverage of the home… 15 9 14 7 1 2 3 4 5 6 8 10 12 Outdoor Doorbell Indoor 30 day In-Home Video Video Video DVR Control 5 4 3 2 13 6 7 8 9 10 Thermostat Garage Door Vehicle Flood Motion Control Control1 Protection1 Protection Awareness 1 11 11 12 13 14 15 Glass Break Window Fire CO Lighting Awareness Awareness Protection Protection Control1 with over 14 devices per system 2 1. Non-proprietary devices primarily sold wholesale 22 2. Average across active subscribers on Vivint Smart Home OS as of June 30, 2019

Partners want their devices integrated into Vivint’s curated ecosystem… …which makes them smarter 23

The Vivint Smart Home Operating System seamlessly integrates all of these devices into a unified, intuitive experience Vivint Smart Home OS: Proprietary software running in the home, the cloud, and Smart Home apps Operating “Tell Vivint I’m System going out” Flexible and extensible Real-time events, with 1.5B+/day processed in the cloud1 AI-powered automation and assistance with Vivint Assist D A T A ïµ K N O W L E D G E ïµ A C T I O N = 1. As of June 30, 2019 24

Proprietary data underpinned by Vivint's powerful AI-driven software fuels product innovation and additional growth opportunities



1.5B+ events per day
1.5M subscribers
20M+ managed devices
98% of U.S zip codes
Smarter system
Better experience
Better retention
Better ability to acquire new users
More data

DATA ▶

KNOWLEDGE ▶

ACTION = vivint.SmartHome

Technology, service, and business model innovation enable superior customer experience

Accurate modeling of home occupancy requires broad sensor coverage

Occupancy and other analytics are critical to delivering smart functionality and unlocking new business opportunities, including:

- Home automation based on occupancy state changes
- Secure package delivery
- HVAC fault detection and prediction
- Home insurance loss mitigation and optimized risk-based pricing

Comprehensive data is critical to empowering a truly smart home

vivint.SmartHome

Note: All data as of June 30, 2019

25

Vivint delivers an easy, affordable, and transformative Smart Home experience Technology Digital: HomeKit Physical: Service Capabilities Note: Based on management’s estimates 26

Founder-led management team with significant industry experience Todd Pedersen Alex Dunn Founder and President Chief Executive Officer Matt Eyring Todd Santiago Scott Hardy Mark Davies Jeremy Warren Jeff Lyman EVP, General Manager EVP, General Manager of Chief Operating Officer Chief Financial Officer Chief Technology Officer Chief Product Officer of Inside Sales New Channels Joe Albaugh Starr Fowler Nate Randle JT Hwang Joy Driscoll Durling Shawn Lindquist Chief Security Officer SVP, Human Resources Chief Marketing Officer Chief Engineering Officer Chief Information and Digital Chief Legal Officer Enablement Officer 27

G R O W T H S T R A T E G Y 28

Vivint has a five-pronged strategy for growth Entering adjacent markets 5 Expanding product and service offerings Selling to 4 existing customers Adding new 3 channels Growing existing channels 2 1 29

1 Growing existing channels Direct-to-home growth strategy Continued dedication to new and established recruiting hubs Open new recruiting hubs each year New pay scale incentives to drive recruiting National inside sales growth strategy Capitalize on increasing awareness of Vivint and Smart Home category Continue to refine digital marketing funnel and online lead sources Grow third-party lead referral partners 30

2 Adding new channels


vivint.SmartHome

Retail

- In-store lead generation coupled with in-home sales experience
- Design, sale and install of systems in a single appointment creates significant efficiencies
- Excellent customer experience, with a tNPS of 82[1]



Multifamily – Vivint Smart Properties

- Sizeable opportunity, with 47.2 million total units (36% of Americans rent)[2]
- Strong value proposition for owners: ancillary revenue, operational efficiencies, property differentiation, mitigation of insurance risks
- Formidable competitive advantages for Vivint: nationwide operations, highly-rated and robust product offering, mature core business


5074
vivint

Professional channels

- New homebuilders channel efforts target ~900K new single-family homes built each year[2]
- New CEDIA (custom installation/AV) channel offers opportunity to sell larger systems with attractive unit economics
- Control4 integration allows access to network of 3,000+ dealers[3]

1. YTD as of September 2019
2. Source: U.S. Census Bureau, Monthly New Residential Construction, July 2019
3. Source: Company filings

vivint.SmartHome

31

3 Selling to existing customers Vivint is just beginning to offer upgrades to its existing subscriber base Full-system upgrades Device up-sell Vivint Flex Pay unlocks the ability to offer full-system upgrades Individual device upsell to begin in 2020 Focus in 2019 has been on subscribers near the end of or out of contract: Generates both hardware margin and increased subscription revenue 18K upgrades sold through YTD June 2019; up from 3K for all of 2018 Existing subscribers want the newest devices and software platform, and Leveraging app, customer care and field technicians are willing to extend contract terms with new financing offer 32

4 Expanding product and service offerings New products create opportunities for subscription revenue growth Vivint Car Guard launched in 2019 Vivint can sell Car Guard not only to new subscribers, but also to its existing subscriber base Seamlessly integrated into the Vivint Smart Home Operating System Subscription pricing for Car Guard is $9.99/month for the first device and $4.99/month for additional devices 33

5 Entering adjacent markets: Vivint is in the early days of a big opportunity Vivint is able to unlock additional market opportunities, building upon: Capabilities to sell, deploy Breadth of data and depth of understanding that comes Existing subscriber base and manage services from comprehensive, professionally installed systems Appliances Home warranty Groceries CPG replenishment Water management Home insurance HVAC service Multi-family International Short-term rentals Secure Aging Home healthcare delivery in place 34

F I N A N C I A L S U M M A R Y 35

Superior financial model Subscription-based business model 95%+ Recurring revenue Leading scale $1.17B Revenue (2019E) Margin outperformance 75% Net Service Margin (Q2’19) Strong adjusted EBITDA growth 30% Adjusted EBITDA CAGR (’18-’21E) Expanding subscriber base 1.6M Total Subscribers (2019E) Differentiated unit economics >3.0x Adjusted LTV / Net SAC1 Long-term customer relationships 8 years Average customer lifetime Predictable revenue $5.8B Revenue backlog (2019E) Robust backlog 1.6x Bookings / GAAP revenue (2018A) 1. Illustrative Vivint Flex Pay program for non-RIC customers 36

Compelling Smart-Home-as-a-Service subscription model yielding differentiated growth and margin expansion Subscribers Revenue In M In $M $1,444 1.9 $1,303 1.7 $1,168 1.6 $1,050 1.4 1.3 $882 1.1 $758 2016A 2017A 2018A 2019E 2020E 2021E 2016A 2017A 2018A 2019E 2020E 2021E 62% projected growth from 2016A to 2021E Predictable, subscription-based revenue projected to grow at 14% CAGR from 2016A to 2021E Adjusted EBITDA Adjusted EBITDA margin In $M $623 41% 43% $530 35% $414 29% 27% 20% $281 $221 $177 2016A 2017A 2018A 2019E 2020E 2021E 2016A 2017A 2018A 2019E 2020E 2021E 2017A Adjusted EBITDA projected to more than triple by 2021E, supported by $5.7B backlog (Q2’19) Projected 23% margin increase from 2017A to 2021E driven by service margin, optimization and scale 2017A Adjusted EBITDA impacted by Best Buy partnership which was exited in 2018 37

Continued portfolio growth and service cost optimization driving adjusted EBITDA margin expansion 2018A – 2019E Adjusted EBITDA bridge Commentary 35% margin A Portfolio growth: Higher subscription and equipment revenue driven by increasing number of subscribers (1.4M ïƒ 1.6M) 27% margin B Service cost improvement: Integrated technology platform that provides continual functional enhancements, better customer experience, at lower support and service costs C Expensed SAC: Reductions in fixed costs D G&A: Scaling and cost improvements 1 A B C D 1. Other includes bad debt, Flex Pay fees, stock-based compensation 38

As Flex Pay has scaled, Vivint has accelerated the acquisition of new subscribers at increasingly attractive economic terms Flex Play new subscriber mix % Strong deleveraging trajectory (Net Leverage1) 5.7x 64% 68% 5.5x 43% 4.3x 4.0x <3.0x 2017A 2018A Q2’19 LTM Q2’18 Q2’19 Pro Forma Q2’19 2019E Target Leverage Adjusted EBITDA Unlevered Free Cash Flow2 $372 $18 $281 ($3) $177 ($126) ($189) 2017A 2018A Q2’19 LTM 2016 2017 2018 Q2’19 LTM 1. Net Leverage is calculated as Net Debt / LTM Covenant Adjusted EBITDA and includes adjustment for expensed SAC. Net Debt does not include any liabilities associated with the Vivint Flex Pay financing programs 39 2. Unlevered Free Cash Flow is defined as cash flow from operations less capital expenditures plus net interest expense adjusted for tax at the effective rate of 0%

Vivint's excellence in both technology and real-world operations powers a Smart Home business that delivers for consumers and investors


Digital
Physical
vivint.
Differentiated Business Model

Digital

- Proprietary cloud-enabled Vivint Smart Home OS delivers a seamlessly integrated, intuitive experience
- Broad portfolio of proprietary devices enables comprehensive coverage
- Curated partner-neutral ecosystem provides flexible extensibility
- AI-driven automation and assistance software, Vivint Assist, powered by 1.5B+ events per day

Physical

- 1st-party direct-to-home sales team of 4,500+ representatives for consultative design
- 3,000+ field technician employees nationwide for hassle-free installation and support
- Comprehensive systems of 14+ devices per home managed with DIFM simplicity[1]
- Proprietary "Genie" technology empowers our people to operate smoothly and efficiently

Differentiated business model

- Flex Pay provides consumer flexibility and cash efficiency with 3rd-party financing
- >3.0x Adj. LTV / Net SAC with 47% IRR[2]
- 95%+ subscription revenue with 75% Net Service Margin[3] delivers tremendous predictability
- 37% '18A-'20E Adj. EBITDA CAGR at scale with multiple growth levers in a large and growing market
- FV/2020E Adj. EBITDA of 10.5x provides an attractive entry point for investors

vivint.SmartHome

Note: All metrics as of June 30, 2019
1. Average across active subscribers on Vivint Smart Home OS as of June 30, 2019
2. Illustrative Vivint Flex Pay program for non-RIC customers
3. For the quarter ended June 30, 2019

40

T R A N S A C T I O N O V E R V I E W A N D C O M P A R A B L E S 41

Transaction detail Estimated sources and uses ($M)1 Sources Mosaic IPO Cash $345 Mosaic FPA Cash $150 Fortress PIPE Proceeds $125 Blackstone PIPE Proceeds $100 Vivint Equity Rollover $2,316 Vivint Rollover Net Debt2 $2,494 Total Sources $5,530 Implied pro forma firm value Pro Forma Shares Outstanding3 309.6 Share Price $10.00 Implied Equity Value $3,096 Plus: Pro Forma Net Debt2 $2,494 Implied Pro Forma Firm Value $5,590 2020E Adjusted EBITDA ($530) 10.5x Net Debt2 / LTM 6/30/2019 Covenant Adjusted EBITDA ($583)5 4.3x Uses Total Debt Paydown $690 Vivint Equity Rollover $2,316 Vivint Rollover Net Debt $2,494 Estimated Fees & Expenses4 $30 Total Uses $5,530 Pro Forma Ownership3 PIPE Investors 7% Mosaic (including FPA purchasers) 18% Existing Vivint Shareholders 75% 75% Source: Mosaic estimates, company filings Notes: $ or shares in millions. Assumes existing preferred equity is converted to common equity. For illustrative purposes, pro forma capital structure reflects pay down of 8.750% Senior Notes (due 2020) and additional debt. The parties may elect to use proceeds to repay other indebtedness or for general corporate purposes. Does not include David Maura’s commitment to purchase $5mm of shares under his 10b5-1 trading plan 1. All information in the table below is as of June 30, 2019 and does not reflect cash provided or used, changes in outstanding debt or other activity since June 30, 2019 2. Debt does not include any liabilities associated with the Vivint Flex Pay financing programs 3. Assumes no redemptions by public shareholders in connection with the transaction and excludes impact of 11.5 million IPO warrants. Mosaic ownership assumes 34.5 million common shares held by Mosaic IPO investors, 15.8 million common shares held by FPA investors, and 50% of the10.4 million common shares issued to Mosaic sponsor upon conversion of Class F shares. PIPE ownership assumes the issuance of 22.5 million common shares at $10.00 per share. Existing Vivint shareholder ownership definition assumes the issuance of 231.6 million common shares at $10.00 per share. Excludes the impact of 42 management equity incentives 4. Includes deferred underwriting fees (3.5%), legal, advisory, and other fees 5. See Appendix for definition and reconciliation to the most comparable financial measure calculated in accordance with GAAP

Vivint is a Category of One, offering a highly differentiated strategic and financial opportunity to own the Smart Home subscriber Vivint’s attributes … … distinguish the company vs. peers … … and far exceeds the Rule of 40 3 Subscriber base is a strategic 20%+ Adj. EBITDA 50% asset margin (2020E) 40% 3 Advantaged go-to-market (’20E) 30% 3 Exceptional subscription profile 35%+ Recurring 95%+ ’18-’20 Margin revenue Adj. EBITDA CAGR EBITDA 20% 3 Attractive unit economics Adjusted 10% 3 Highly scalable and >3.0x 0% accelerating business model Adj. LTV / Net SAC1 0% 10% 20% 30% 40% 50% Indicates future comp Revenue growth (’20E) Subscribers + Growth at Scale + Predictability + Attractive Margins = Source: Vivint estimates per Vivint management, Peer estimates per Factset as of 9/13/2019. Not all issuers calculate Adjusted EBITDA in the same manner. Amounts presented may not be comparable 43 to similar measures 1. Illustrative Vivint Flex Pay program for non-RIC customers

Vivint’s business and financial profile places it in an elite group of companies with significant runway for growth and margin Smart Home Consumer Subscription Comparable Companies 30.5x 20.8x 2020E 10.5x FV / Adj. EBITDA End-to-End Platform Integration 3 ïƒ» ïƒ» Proprietary OS 3 3 ïƒ» Strong Recurring Revenue 3 3 3 High Customer Retention 3 3 - Massive TAM 3 3 - Scale ($1B+ revenue) 3 ïƒ» - Proprietary Customer Financing Solution 3 ïƒ» ïƒ» 2020E Revenue Growth 12% 22% 22% 2020E Adjusted EBITDA Margin 41% 14% 19% 2018-2020E Adjusted EBITDA CAGR 37% 31% 30% 2020E EV / Revenue 4.3x 8.8x 7.4x Source: Factset as of 9/13/2019 44 Note: Smart Home peers include Alarm.com and Roku; Consumer Subscription include Chegg, GoDaddy, Match, Netflix, SurveyMonkey and Wix. Not all issuers calculate Adjusted EBITDA in the same manner. Amounts presented may not be comparable to similar measures

Competitively differentiated Smart Home platform

	vivint.	ALARM.COM	ADT	nest	amazon ring
Proprietary software platform	✓	✓		✓	✓
Smart home data / analytics	✓	✓		✓	✓
Proprietary devices	✓	✓		✓	✓
DIFM service	✓		✓		
Nationwide consultative go-to-market	✓		✓		
Consumer financing	✓			✓	✓
Revenue growth ('18A–'20E CAGR)	11%	10%	5%[1]	N/A[2]	N/A[2]
Adj. EBITDA growth ('18A–'20E CAGR)	37%	12%	4%	N/A[2]	N/A[2]
Adj. EBITDA margin ('20E)	41%	23%	26%	N/A[2]	N/A[2]

Vivint's purpose-built, end-to-end technology platform delivers the Smart Home experience to customers

vivint.SmartHome

Source: Wall Street research as of 9/13/2019
1. Organic growth; disclosed LTM organic growth a proxy for the period '18A-'20E
2. Financials not publicly disclosed for Google Nest and Amazon Ring

45

Vivint’s Smart-Home-as-a-Service model yields differentiated visibility into growth and superior margins Smart Home Consumer Subs 2018A – 2020E Adjusted EBITDA CAGR Vivint is positioned to Median: 31% Median: 30% deliver significant equity accretion via a Overall combination of earnings median growth and optimized 30% capital structure … 2020E Adjusted EBITDA Margin … given proven ability to deliver differentiated, Median: 14% Median: 19% superior margins through operating efficiencies and Overall financing solutions median 19% (Flex Pay) … 2020E Revenue Growth Median: 22% Median: 22% … with a highly visible path to growth enabled Overall by 95%+ recurring median revenue1 22% 2020E $1.3 $0.5 $1.5 $0.5 $3.3 $2.4 $25.0 $0.4 $1.0 Revenue ($B) Source: Peer estimates per Factset as of 9/13/2019 46 Note: Calendarized to 12/31 FYE. Sorted in alphabetical order. Not all issuers calculate Adjusted EBITDA in the same manner, amounts presented may not be comparable to similar measures 1. As of June 30, 2019

Attractive entry point for investors Smart Home Consumer Subs 2020E EV / Adjusted EBITDA Attractive entry point … deal Median: 20.8x Median: 30.5x valuation at discount to peers 58.5x 60.9x Overall median 29.5x 29.5x 31.4x 25.1x Highly visible growth 20.8x 21.4x —95%+ recurring revenue1 10.5x —$5.7B backlog1 nm Compelling B2C service Vivint Alarm.com Roku Chegg GoDaddy Match Netflix SurveyMonkey Wix model —Leader in Smart-Home-as- a-Service 2020E EV / Revenue —Compelling returns driven by Flex Pay model Median: 8.8x Median: 7.4x Attractive cash flow dynamics and financing 12.8x Overall flexibility 9.9x median—Low capex requirements 9.5x 7.4x and working capital needs 7.5x 7.2x 4.8x 5.6x Multiple strategic ways to 4.3x 4.1x continue winning —Numerous unmodeled upsides Vivint Alarm.com Roku Chegg GoDaddy Match Netflix SurveyMonkey Wix Source: Peer estimates per Factset as of 9/13/2019 Note: Calendarized to 12/31 FYE. Sorted in alphabetical order. Not all issuers calculate Adjusted EBITDA in the same manner. Amounts presented may not be comparable to similar measures “NM” defined as multiples >100.0x or <0.0x 47 1. As of June 30, 2019

Transaction overview

Transaction Structure	• Mosaic Acquisition Corp. ("Mosaic") has entered into a definitive agreement to merge with Vivint Smart Home, Inc. ("Vivint") • Following the merger, Mosaic will be renamed Vivint Smart Home, Inc. • Pro forma corporate structure is a NYSE-listed Delaware corporation • Expect to close by the fourth quarter of 2019 / first quarter of 2020[1]
Valuation	• Transaction valued at a pro forma enterprise value of approximately $5.6 billion[2] (10.5x 2020E Adjusted EBITDA of $530 million)
Capital Structure / Pro Forma Leverage	• Transaction expected to be funded through a combination of Mosaic common stock, cash held in trust, proceeds from the forward purchase agreements, assumption of Vivint debt, and $225 million ($125 million by Fortress and $100 million by Blackstone) of PIPE proceeds • Pro forma net leverage of 4.3x based on LTM 6/30/2019 Covenant Adjusted EBITDA[3]

Change to Shareholder Ownership	• In the transaction, existing Vivint shareholders, including investment funds affiliated with The Blackstone Group Inc. ("Blackstone"), Vivint management, and other existing investors are expected to roll entire existing equity stake and contribute a new investment for ~78%[4] of the combined company at closing
	• Equity holders of Mosaic are expected to own ~18%[4] of the combined company at closing and will have board representation
	• PIPE investors (Blackstone and Fortress) are expected to own ~7%[4] of the combined company
	• Current Vivint equity holders will be entitled to an earnout of 25 million shares split equally if share price targets of $12.50 and $15.00 are achieved
	• Founder shares and warrants will be subject to following vesting conditions and performance criteria:
	    • 50% of founder shares will vest immediately at closing
	    • 25% of remaining Founder shares will vest if share price target of $12.50 is achieved and remaining 25% of Founder shares will vest if share price target of $15.00 is achieved. Unvested Founder shares shall be subject to forfeiture if such conditions are not met by the fifth anniversary of closing
	    • 50% of Founder warrants will vest if share price target of $12.50 is achieved and remaining 50% of Founder warrants will vest if share price target of $15.00 is achieved. Unvested Founder warrants shall be subject to forfeiture if such conditions are not met by the fifth anniversary of closing

Note: Does not include David Maura's commitment to purchase $5mm of shares under his 10b5-1 trading plan

1. Unless waived by Vivint, the merger will not close if Mosaic's public stockholders redeem more than 10,350,000 shares of Mosaic's Class A common stock (i.e., more than 30% of Mosaic's outstanding Class A common stock)
2. Reflects transaction valuation at $10.00 per common share
3. Debt does not include any liabilities associated with the Vivint Flex Pay financing programs. See Appendix for definition and reconciliation to the most comparable financial measure calculated in accordance with GAAP
4. Please refer to transaction structure overview section

vivint.SmartHome
48

Anticipated transaction timeline Date Event Transaction Agreement Executed September 2019 Transaction Announced S-4 and Preliminary Proxy Materials Filed with the SEC Mail Final Proxy Materials to Shareholders October / November 2019 Record Date for Shareholder Vote Fourth quarter of 2019 / first quarter of 2020 Hold Shareholder Vote and Close Transaction 49

A P P E N D I X 50

Illustrative pro forma capital structure

Illustrative Pro Forma Capitalization[1]

$M	6/30/2019[2]	Adj	PF	xEBITDA[3]
Cash	$3	$ - -	$3	- -
Revolver	$134	$ - -	$134	- -
Term Loan	$804	$ - -	$804	- -
Senior Secured Notes[4]	$1,395	$ - -	$1,395	- -
Senior Secured Debt	**$2,333**	**$ - -**	**$2,333**	**4.0x**
Net Senior Secured Debt	*$2,330*	$ - -	*$2,330*	*4.0x*
Senior Unsecured Notes	$854	($454)	$400	0.7x
Total Debt[5]	**$3,187**	**($690)**	**$2,497**	**4.3x**
Net Debt[6]	*$3,184*	($690)	*$2,494*	*4.3x*
Preferred Equity	$100	($100)	$ - -	- -
Common Equity	$2,216	$880	$3,096	5.8x
Total Capitalization	**$5,503**	**$90**	**$5,593**	**10.6x**
Total Enterprise Value	**$5,500**	**$90**	**$5,590**	**10.5x**
2020E Adjusted EBITDA				**$530**
LTM 6/30/2019 Covenant Adjusted EBITDA[7]				**$583**

Net Leverage Based on Covenant Adjusted EBITDA[5,6]


5.5x
4.3x
6/30/2019
Pro Forma 6/30/19

Summary

- Assumes net proceeds of $690 million used to retire $454 million of the 8.750% Senior Notes (due 2020) and repay $236 million of additional debt. The parties may elect to use proceeds to repay other indebtedness or for general corporate purposes
- Pro Forma net leverage reduced significantly from 5.5x to 4.3x based on LTM 6/30/2019 Covenant Adjusted EBITDA of $583 million
- Reduced debt service burden will allow Vivint to allocate cash flow towards additional high return growth initiatives
- Provides flexibility for management to continue to innovate and invest in the success of the business
- Positions Vivint favorably in capital markets to explore future financing options and capital structure alternatives

Introduction of Flex Pay has generated momentum and significantly improved a number of KPIs

↓

Mosaic transaction significantly reduces debt service requirements and increases cash flow

↓

Immediately allows Vivint to accelerate growth in a capital-efficient manner

Note: Does not include David Maura's commitment to purchase $3mm of shares under his 10b5-1 trading plan

1. All information in the table below is as of June 30, 2019 and does not reflect cash provided or used, changes in outstanding debt or other activity since June 30, 2019
2. Assumes existing preferred equity is converted to common equity
3. EBITDA multiples reflect 2020E Adjusted EBITDA of $530 million for Enterprise Value and Common Equity and reflect LTM 6/30/2019 Covenant Adjusted EBITDA (as per credit agreements) of $583 million for Senior Secured Debt, Net Senior Secured Debt, Total Debt, and Net Debt
4. Includes 8.875% Senior Secured Notes due 2022 ($270 million), 7.875% Senior Secured Notes due 2022 ($900 million), and 8.500% Senior Secured Notes due 2024 ($225 million)
5. Reflects Net Leverage on LTM 6/30/2019 Covenant Adjusted EBITDA of $583 million for 6/30/2019 / PF 6/30/2019
6. Debt does not include any liabilities associated with the Vivint Flex Pay financing programs
7. See Appendix for reconciliation to the most comparable financial measure calculated in accordance with GAAP

vivint.SmartHome

51

Adjusted EBITDA and Covenant Adjusted EBITDA reconciliation Year Ended December 31, LTM ($M) 2016A 2017A 2018A 6/30/2019 Net loss ($276.0) ($410.2) ($467.9) ($443.9) Interest expense, net 197.5 225.6 244.8 255.2 Income tax expense (benefit) 0.1 1.1 (1.6) (1.1) Depreciation 16.8 21.3 25.0 25.6 Amortization 271.8 307.9 489.0 503.1 Non-cash compensation 4.0 1.4 2.2 3.5 MDR fee1 – 1.7 6.7 9.4 Other expense (gain), net 6.8 28.0 (17.7)2 20.3 Adjusted EBITDA $221.0 $176.8 $280.5 $372.1 Non-capitalized contract costs3 175.9 255.5 276.4 260.1 Other covenant adjustments4 47.1 58.2 54.5 44.9 Adjustment for a change in accounting principle (Topic 606)5 – – (73.8) (94.5) Covenant Adjusted EBITDA $444.1 $490.3 $537.7 $582.6 Note: Excludes Wireless; as previously disclosed, Vivint completed the spin-out of the Vivint Wireless business to its existing shareholders on July 31, 2019 1. Cost related to financing fees paid under the Vivint Flex Pay program 2. Includes adjustment to eliminate $50.4 million gain on sale of spectrum and intangible assets during the three months ended March 31, 2018 3. Reflects subscriber acquisition costs that are expensed as incurred because they are not directly related to the acquisition of specific subscribers. Certain other industry participants purchase subscribers through subscriber contract purchases, and as a result, may capitalize the full cost to purchase these subscriber contracts, as compared to Vivint’s organic generation of new subscribers, which requires Vivint to expense a portion of its subscriber acquisition costs under GAAP 4. Other covenant adjustments includes certain items such as product development costs, subcontracted monitoring fee savings, certain legal and professional fees, expenses associated with retention bonuses, relocation and severance payments, and certain other adjustments 52 5. Adjustments to eliminate the impact of Vivint’s adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers

Unlevered Free Cash Flow reconciliation Year Ended December 31, LTM ($M) 2016A 2017A 2018A 6/30/2019 Operating cash flow ($365.7) ($309.3) ($220.5) ($220.5) Capital expenditures ($11.6) ($20.4) ($19.4) ($11.9) Cash interest1 $188.1 $203.4 $236.7 $250.4 Unlevered Free Cash Flow ($189.2) ($126.3) ($3.2) $18.0 1. Net interest expense adjusted for tax at the effective rate of 0% 53

Definition of non-GAAP financial measures This presentation includes Adjusted EBITDA, Covenant Adjusted EBITDA, and Unlevered Free Cash Flow, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”). “Adjusted EBITDA” is defined as net income (loss) before interest, taxes, depreciation, amortization, non-cash compensation, MDR fees, and certain other non-recurring expenses or gains. Management believes that the presentation of Adjusted EBITDA is appropriate to provide additional information to investors because it is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in industries similar to Vivint’s. “Covenant Adjusted EBITDA” is defined as net income (loss) before interest expense (net of interest income), income and franchise taxes and depreciation and amortization (including amortization of capitalized subscriber acquisition costs), further adjusted to exclude the effects of certain contract sales to third parties, non-capitalized subscriber acquisition costs, stock based compensation and certain unusual, non-cash, nonrecurring and other items permitted in certain covenant calculations under the agreements governing Vivint’s notes, the credit agreement governing the term loan and the credit agreement governing the revolving credit facility. Management believes that the presentation of Covenant Adjusted EBITDA is appropriate to provide additional information to investors about the calculation of, and compliance with, certain financial covenants contained in the agreements governing Vivint’s notes, the credit agreements governing the revolving credit facility and the term loan. “Unlevered Free Cash Flow” is defined as cash flow from operations less capital expenditures plus net interest expense adjusted for tax at the effective rate of 0%. Management believes that the presentation of Unlevered Free Cash Flow is appropriate to provide additional information to investors because it is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in industries similar to Vivint’s. Management cautions investors that amounts presented in accordance with Vivint’s definition of Adjusted EBITDA, Covenant Adjusted EBITDA, and Unlevered Free Cash Flow may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate Adjusted EBITDA, Covenant Adjusted EBITDA, and Unlevered Free Cash Flow in the same manner. Adjusted EBITDA, Covenant Adjusted EBITDA, and Unlevered Free Cash Flow are not measurements of Vivint’s financial performance under GAAP and should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities as a measure of Vivint’s liquidity. See slides 52 and 53 for reconciliations of this presentation for reconciliations of Adjusted EBITDA, Covenant Adjusted EBITDA, and Unlevered Free Cash Flow to net loss for Vivint, which management believes is the most closely comparable financial measure calculated in accordance with GAAP. Adjusted EBITDA, Covenant Adjusted EBITDA, and Unlevered Free Cash Flow should be considered in addition to and not as a substitute for, or superior to, financial measures presented in accordance with GAAP. 54

Certain definitions Total Subscribers - is the aggregate number of active Smart Home and security subscribers at the end of a given period. Average Monthly Subscription Revenue per User - or AMSRU, is Total MSR divided by Total Subscribers at the end of a given period. Attrition Rate - is the aggregate number of canceled Smart Home and security subscribers during the prior 12 month period divided by the monthly weighted average number of Total Subscribers based on the Total Subscribers at the beginning and end of each month of a given period. Subscribers are considered canceled when they terminate in accordance with the terms of their contract, are terminated by Vivint or if payment from such subscribers is deemed uncollectible (when at least four monthly billings become past due). If a sale of a service contract to third parties occurs, or a subscriber relocates but continues their service, Vivint does not consider this as a cancellation. If a subscriber transfers their service contract to a new subscriber, Vivint does not consider this a cancellation. Average Subscriber Lifetime - in number of months, is 100% divided by Vivint’s expected long-term annualized attrition rate multiplied by 12 months. Net Service Cost per Subscriber - is the average monthly service costs incurred during the period (both period and capitalized service costs), including monitoring, customer service, field service and other service support costs, less total non-recurring Smart Home services billings for the period divided by average monthly Total Subscribers for the same period. Net Service Margin - is the monthly average MSR for the period, less total average net service costs for the period divided by the monthly average MSR for the period. New Subscribers - is the aggregate number of net new Smart Home and security subscribers originated during a given period. This metric excludes new subscribers acquired by the transfer of a service contract from one subscriber to another. Net Subscriber Acquisition Costs per New Subscriber - is the net cash cost to create new Smart Home and security subscribers during a given 12 month period divided by New Subscribers for that period. These costs include commissions, Products, installation, marketing, sales support and other allocations (general and administrative and overhead) less upfront payment received from the sale of Products associated with the initial installation, and installation fees. These costs exclude capitalized contract costs and upfront proceeds associated with contract modifications. Total Bookings - is total monthly service revenue for New Subscribers multiplied by Average Subscriber Lifetime, plus total Product revenue to be recognized over the contract term from New Subscribers. Total Monthly Service Revenue for New Subscribers - is the contracted recurring monthly service billings to Vivint’s New Subscribers during a given period. Average Monthly Service Revenue per New Subscriber - is the Total Monthly Service Revenue for New Subscribers divided by New Subscribers during a given period. Lifetime Service Revenue per New Subscriber - is the Total Monthly Service Revenue for New Subscribers divided by New Subscribers, multiplied by Average Subscriber Lifetime. Adjusted LTV / Net SAC - is the Lifetime Service Revenue per New Subscriber less Net Service Costs per New Subscriber divided by Net Subscriber Acquisition Costs per New Subscriber. Total Subscriber Lifetime Backlog - is total unrecognized Product revenue plus total service revenue expected to be recognized over the remaining subscriber lifetime for Total Subscribers. 55

Vivint.smarthome